SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     ------


                                 SCHEDULE 13E-3
                                (Amendment No. 3)


                        Rule 13e-3 Transaction Statement
            (Pursuant to Section 13(e) of the Securities Exchange Act
                                    of 1934)


                           WINDSOR PARK PROPERTIES 4,
                        a California limited partnership
                        --------------------------------
                                (Name of Issuer)

                                 N' TANDEM TRUST

                            CHATEAU COMMUNITIES, INC.

                           WINDSOR PARK PROPERTIES 4,
                        a California limited partnership


                      (Name of Person(s) Filing Statement)

                      Units of Limited Partnership Interest
                      -------------------------------------
                         (Title of Class of Securities)


                      (CUSIP Number of Class of Securities)

                                 Steven G. Waite
                            Windsor Park Properties 4
                              6430 S. Quebec Street
                               Englewood, CO 80111
                                  303-741-3707

           (Name, Address and Telephone number of persons authorized
                                   to receive
           notices and communications on behalf of person(s) filing
                                  statement)


                                 With copies to:
                             Jay L. Bernstein, Esq.
                               Rogers & Wells LLP
                                 200 Park Avenue
                          New York, New York 10166-0153
                                 (212) 878-8000

     This Statement is filed in connection with (check the appropriate box):

a.|X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(C) under the Securities Exchange Act of 1934.

b.|_|  The filing of a registration statement under the Securities Act of 1933.

c.|_|  A tender offer.

d.|_|  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box "a." above are preliminary copies: |X|

                            Calculation of Filing Fee

================================================================================
Transaction Valuation /1/               Amount of Filing Fee
--------------------------------------------------------------------------------
$11,871,750                             $2,374.35
--------------------------------------------------------------------------------

================================================================================

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:       Filing party:

Form or registration no.:     Date Filed:


     This Transaction Statement on Schedule 13E relates to the proposed sale of the assets of Windsor Park Properties 4, a California limited partnership (the "Partnership") pursuant to a plan of liquidation (the "Plan of Liquidation") adopted by the general partners of the partnership (the "General Partners").

     Pursuant to the Plan of Liquidation, the Partnership will sell its single remaining wholly owned property and its six partial ownership interests in other properties (together, the "Properties") to N' Tandem Trust, an unincorporated California business trust ("N' Tandem"), whose advisory company, The Windsor Corporation, is also the managing general partner of the partnership (the "Managing General Partner"). Chateau Communities, Inc., which owns the Managing General Partner, also holds 9.8% of the capital stock of N' Tandem.

     In accordance with the Agreement of Limited Partnership of the Partnership (the "Partnership Agreement"), the General Partners are seeking the consent of the holders (the "Limited Partners") of units of limited partnership interest in the Partnership (the "Units") to the sale of assets (the "Sales") and the Plan of Liquidation.


     The Cross Reference Sheet below is furnished pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required to be included in response to the items of this Schedule 13E-3 in the Partnership's Consent Solicitation Statement filed on February 5, 1999, by the Partnership with the Securities and Exchange Commission (the "Commission") pursuant to Regulation 14A, as amended by Amendment No. 2 filed with the Commission on March 16, 1999 and Amendment No. 3 filed with the Commission on April 5, 1999 and Amendment No. 4 filed with the Commission on May 7, 1999 (as amended, the "Consent Solicitation Statement"). The information in the Consent Solicitation Statement is incorporated into this Schedule 13E-3 by reference. A copy of the Consent Solicitation Statement is attached hereto as Exhibit (d). Capitalized terms not defined herein have the meanings ascribed to them in the Consent Solicitation Statement.


-------------------------
/1/ For purposes of calculating the filing fee only.

                              CROSS REFERENCE SHEET


Item in Schedule 13E-3                Location in Consent Solicitation
----------------------                tatement  by Caption;  Proposal 1 and 2
                                      ----------------------------------------

Item 1.  Issuer and Class of
         Security Subject to the
         Transaction


         (a)                          Cover Page.  Summary - Purpose of
                                      the Consent Solicitation;
                                      Proposals 1 and 2


         (b)                          Consent  Procedures;   Transactions
                                      Authorized  By  Consents  -  Record
                                      Date; Required Vote

         (c)                          Summary  - No  Established  Trading
                                      Market for the Units

         (d)                          Summary - Historical Distributions

         (e)                          Not applicable

         (f)                          Description    of   the    Proposed
                                      Transaction  -  Background  of  the
                                      Transaction

Item 2.  Identity and Background

         (a) - (d)                    Certain   Risk  Factors  and  Other
                                      Considerations   -   Conflicts   of
                                      Interest.    Description   of   the
                                      Proposed  Transaction - Information
                                      Concerning  N' Tandem and  Chateau.
                                      Appendix     A    -     Information
                                      Concerning  Officers and  Directors
                                      of the  Managing  General  Partner,
                                      N' Tandem and Chateau

         (e)                          Not applicable

         (f)                          Not applicable

Item in Schedule 13E-3                Location in Consent Solicitation
----------------------                tatement  by Caption;  Proposal 1 and 2
                                      ----------------------------------------

         (g)                          Appendix A      -       Information
                                      Concerning    the    Officers   and
                                      Directors of the  Managing  General
                                      Partner, N' Tandem and Chateau

Item 3.  Past Contacts, Transactions
         or Negotiations

         (a)(1)                       Description    of   the    Proposed
                                      Transaction  -  Background  of  the
                                      Proposed Transaction

            (2) Description of the Proposed Transaction - Background of the Proposed Transaction and - The Purchase and Sale Agreement

         (b) Description of the Proposed Transaction - Background of the Proposed Transaction and - The Purchase and Sale Agreement

Item 4.  Terms of the Transaction

         (a)                          Description    of   the    Proposed
                                      Transaction

         (b)                          Not applicable

Item 5.  Plans or  Proposal  of the
         Issuer or Affiliate

         (a) - (g)                    Description    of   the    Proposed
                                      Transaction

Item 6.  Source   and   Amounts  of
         Funds       or       Other
         Consideration

         (a)                          Description    of   the    Proposed
                                      Transaction - The Purchase and Sale
                                      Agreement

Item in Schedule 13E-3                Location in Consent Solicitation
----------------------                tatement  by Caption;  Proposal 1 and 2
                                      ----------------------------------------

         (b) Description of the Proposed Transaction - The Purchase and Sale Agreement. Consent Procedures;
                                      Transactions Authorized by Consents
                                      -   Solicitation   Expenses  and  -
                                      Estimate       of       Liquidating
                                      Distributions

         (c)                          Description    of   the    Proposed
                                      Transaction  -  Purchase  and  Sale
                                      Agreement

         (d)                          Not applicable

Item 7.  Purposes,    Alternatives,
         Reasons and Effects


         (a) - (c)                    Description    of   the    Proposed
                                      Transaction   -   Purpose   of  the
                                      Consent  Solicitation;  Proposals 1
                                      and 2, - Background of the Proposed
                                      Transaction.   Special   Factors  -
                                      Fairness   of   the    Transaction;
                                      Recommendation   of   the   General
                                      Partners    and   -    Alternatives
                                      Considered


         (d) Description of the Proposed Transaction - Purpose of the Consent Solicitation and - Background of the Proposed Transaction. Special Factors - Fairness of the Transaction; Recommendation of the General Partners, and - Ownership of Properties By N' Tandem Following Sales. Certain Federal Income Tax Considerations

Item in Schedule 13E-3                Location in Consent Solicitation
----------------------                tatement  by Caption;  Proposal 1 and 2
                                      ----------------------------------------

Item 8.  Fairness of the
         Transaction


         (a) - (b)                    Description    of   the    Proposed
                                      Transaction   -   Purpose   of  the
                                      Consent  Solicitation;  Proposals 1
                                      and  2  and  -  Background  of  the
                                      Proposed    Transaction.    Special
                                      Factors   -    Fairness    of   the
                                      Transaction;  Recommendation of the
                                      General  Partners and - N' Tandem's
                                      and  Chateau's  belief  as  to  the
                                      Fairness     of    the     Proposed
                                      Transaction;    N'   Tandem's   and
                                      Chateau's  Reasons for  Engaging in
                                      the Transaction


         (c)                          Consent  Procedures;   Transactions
                                      Authorized  by  Consents  -  Record
                                      Date; Required Vote

         (d) Special Factors - Fairness of the Transaction; Recommendation of the General Partners. Certain Risk Factors and Other Considerations - No Fairness Opinion; No Appointment of Independent
                                      Representative

         (e)                          Not applicable


         (f) Description of the Proposed Transaction - Background of the Proposed Transaction, Special
                                      Factors   -    Fairness    of   the
                                      Transaction;  Recommendation of the
                                      General Partners



Item 9.  Reports,         Opinions,
         Appraisals   and   Certain
         Negotiations

         (a) - (c)                    Special Factors - Appraisals

Item in Schedule 13E-3                Location in Consent Solicitation
----------------------                tatement  by Caption;  Proposal 1 and 2
                                      ----------------------------------------

Item 10. Interest in  Securities of
         the Issuer

         (a)                          Consent  Procedures;   Transactions
                                      Authorized  By  Consents  -  Record
                                      Date; Required Vote

         (b)                          Not applicable

Item 11. Contracts,    Arrangements   Not applicable
         or   Understandings   with
         Respect  to  the  Issuer's
         Securities


Item 12. Present    Intention   and
         Recommendation  of Certain
         Persons   with  Regard  to
         the Transaction

         (a)                          Consent  Procedures;   Transactions
                                      Authorized  By  Consents  -  Record
                                      Date; Required Vote

         (b) Consent Procedures; Transactions Authorized By Consents - Record Date; Required Vote. Special Factors - Fairness of the Transaction; Recommendation of the General Partners

Item 13. Other  Provisions  of  the
         Transaction

         (a)                          Consent  Procedures;   Transactions
                                      Authorized   By   Consents   -   No
                                      Appraisal or Dissenters' Rights

         (b)                          Not applicable

Item in Schedule 13E-3                Location in Consent Solicitation
----------------------                tatement  by Caption;  Proposal 1 and 2
                                      ----------------------------------------

         (c)                          Not applicable

Item 14. Financial Information

         (a)                          Financial               Statements.
                                      Incorporation of Certain  Documents
                                      by Reference

         (b)                          Not applicable

Item 15. Persons and Assets
         Employed, Retained or
         Utilized                     Consent  Procedures;   Transactions
                                      Authorized     By     Consents    -
           (a)                        Solicitation of Consents

           (b)                        Consent  Procedures;   Transactions
                                      Authorized     By     Consents    -
                                      Solicitation of Consents

Item 16. Additional Information       Summary.  Certain  Risk Factors and
                                      Other  Considerations.  Description
                                      of   the   Proposed    Transaction.
                                      Special    Factors.    Summary   of
                                      Selected  Terms of the  Partnership
                                      Agreement.      The     Partnership
                                      Agreement.     The    Partnership's
                                      Properties.   Federal   Income  Tax
                                      Considerations.             Consent
                                      Procedures;            Transactions
                                      Authorized  By Consents.  Financial
                                      Statements.     Incorporation    of
                                      Certain Documents By Reference.

Item 1. Issuer and Class of Security Subject to the Transaction.

(a) The name of the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction is Windsor Park Properties 4, a California limited partnership (the "Partnership"), and the address of its principal executive offices is 6430 S. Quebec Street, Englewood, CO 80111. The information set forth on the cover page of the Consent Solicitation Statement and under the caption "Summary - Purpose of the Consent Solicitation" is incorporated herein by reference.

(b) The class of security which is the subject of the Rule 13e-3 transaction is the units of limited partnership interest of the Partnership (the "Units"). The information set forth under the caption "Consent Procedures; Transactions Authorized by Consents - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

(c) The  information  set forth  under the  caption  "Summary  - No  Established
Trading Market For the Units" in the Consent Solicitation Statement is incorporated herein by reference.

(d)  The  information  set  forth  under  the  caption   "Summary  -  Historical
Distributions" in the Consent Solicitation Statement is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth under the caption "Description of the Proposed Transaction - Background of the Proposed Transaction" is incorporated herein by reference.

Item 2. Identity and Background.

This Schedule 13E-3 is being filed jointly by N' Tandem, which is an affiliate of the Partnership, Chateau, an entity that controls N' Tandem and the Managing General Partner of the Partnership, and the Partnership (the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction). The information set forth under the captions "Background of the Transaction - Information Concerning N' Tandem and Chateau" and "Certain Risk Factors and Other Considerations - Conflicts of Interest," in the Consent Solicitation Statement is incorporated herein by reference.

(a)-(d) Information required by this item relating to directors and executive officers of N' Tandem, Chateau, and The Windsor Corporation is set forth in Appendix A to the Consent Solicitation Statement, which is incorporated herein by reference.

(e) To the knowledge of N' Tandem, Chateau and the General Partners of the Partnership, none of the persons with respect to whom information is provided in response to this Item 2 was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) To the knowledge of N' Tandem, Chateau and the General Partners of the Partnership, none of the persons with respect to whom information is provided in response to this Item 2 was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, Federal or state securities laws or finding any violation of such laws.

(g) Information required by this item relating to directors and executive officers of N' Tandem, Chateau and The Windsor Corporation is set forth in Appendix A to the Consent Solicitation Statement, which is incorporated herein by reference.

Item 3. Past Contacts, Transactions or Negotiations.

(a) (1) The information under set forth the caption "Description of the Proposed Transaction - Background of the Proposed Transaction" in the Consent Solicitation Statement is incorporated herein by reference.

     (2) The information set forth under the caption "Description of the Proposed Transaction - Background of the Proposed Transaction" and "- The Purchase and Sale Agreement" in the Consent Solicitation Statement is incorporated herein by reference.

(b) The information set forth under the caption and "Description of the Proposed Transaction" in the Consent Solicitation Statement is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth under the caption "Description of the Proposed Transaction" in the Consent Solicitation Statement is incorporated herein by reference.

(b) Not applicable.

Item 5. Plans or Proposals of the Issuer or Affiliate.

(a)-(g) The Rule 13e-3 transaction provides for the sale of all of the Partnership's assets, a dissolution and winding up of the Partnership, and a termination of registration of the Units under the Exchange Act. The information set forth under the caption "Description of the Proposed Transaction" in the Consent Solicitation Statement is incorporated herein by reference.

Item 6. Source and Amounts of Funds or Other Consideration.

(a) The information contained in the last paragraph of "Description of the Proposed Transaction - The Purchase and Sale Agreement" in the Consent Solicitation Statement is incorporated herein by reference.

(b) The information set forth under the captions "Description of the Proposed Transaction - The Purchase and Sale Agreement," "Consent Procedures; Transactions Authorized by Consents -Solicitation Expenses" and "-Estimate of Liquidating Distributions" in the Consent Solicitation Statement relating to the expenses estimated to be incurred in the transaction, is incorporated herein by reference.

(c)  The  information   contained  in  the  last  paragraph  under  the  caption
"Description of the Proposed Transaction - The Purchase and Sale Agreement" in the Consent Solicitation Statement is incorporated herein by reference.

(d) Not applicable.

Item 7. Purpose(s), Alternatives, Reasons and Effects.


(a)-(c) The information set forth under the captions "Description of the Proposed Transaction-Purpose of the Consent Solicitation; Proposals 1 and 2," "- Background of the Proposed Transaction," and "Special Factors Fairness of the Transaction; Recommendation of the General Partners", and "- Alternatives Considered" in the Consent Solicitation Statement is incorporated herein by reference.


(d) The information set forth under the captions "Description of the Proposed Transaction - Background of the Proposed Transaction" and "Ownership of Properties By N' Tandem Following Sales" and "Special Factors - Fairness of the Transaction; Recommendation of the General Partners" in the Consent Solicitation Statement is incorporated herein by reference. The information contained under the caption "Certain Federal Income Tax Considerations" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)-(b) N' Tandem, Chateau and the General Partners of the Partnership reasonably believe that the transaction is fair to the unaffiliated Limited Partners. The information set forth under the captions "Description of the Proposed Transaction - Background of the Proposed Transaction" and "Special Factors - Fairness of the Transaction; Recommendation of the General Partners" and "N' Tandem's and Chateau's Belief as to the Fairness of the Proposed Transaction; N' Tandem's and Chateau's Reasons for Engaging in the Transaction," in the Consent Solicitation Statement is incorporated herein by reference.

(c)  The   information   contained  under  the  caption   "Consent   Procedures;
Transactions Authorized By Consents - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

(d) The General Partners of the Partnership have not retained an independent representative to act on behalf of unaffiliated Unitholders. The information set forth under the caption "Special Factors - Fairness of the Transaction; Recommendation of the General Partners" and "Certain Risk Factors and Other Considerations - No Appointment of Independent Representative" and " - No Fairness Opinion" in the Consent Solicitation Statement is incorporated herein by reference.

(e) The proposed transaction was approved by both of the General Partners of the Partnership. As a limited partnership, the Partnership does not have directors. All of the directors of the Managing General Partner were appointed by Chateau.

(f) The information contained under the captions "Description of the Proposed Transaction - Background of the Proposed Transaction" and "Special Factors - Fairness of the Transaction; Recommendation of the General Partners" in the Consent Solicitation Statement is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

(a)-(c)  The  information   contained  under  the  captions   "Special   Factors
Appraisals," in the Consent Solicitation Statement is incorporated herein by reference.

Item 10. Interest in Securities of the Issuer.

(a)  The   information   contained  under  the  caption   "Consent   Procedures;
Transactions Authorized By Consents - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

(b) Not applicable.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

Not applicable.

Item 12. Present Intention and Recommendation of Certain
         Persons with Regard to the Transaction.

(a)  The   information   contained  under  the  caption   "Consent   Procedures;
Transactions Authorized By Consents - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

(b) The information contained under the caption "Consent Procedures; Transactions Authorized By Consents - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference. The information set forth under the caption "Special Factors - Fairness of the Transaction;

Recommendation of the General Partners" in the Consent Solicitation Statement is incorporated herein by reference. No other person has made a recommendation required to be described herein.

Item 13. Other Provisions of the Transaction.

(a)  The   information  set  forth  under  the  caption   "Consent   Procedures;
Transactions Authorized By Consents - No Appraisal or Dissenters' Rights" in the Consent Solicitation Statement is incorporated herein by reference.

(b) Not applicable.

(c) Not applicable.

Item 14. Financial Information.

(a) The information set forth under the captions "Financial Statements" and "Incorporation of Certain Documents By Reference" in the Consent Solicitation Statement is incorporated herein by reference.

(b) Not applicable.

Item 15. Persons and Assets Employed, Retained or Utilized.

(a)  The   information  set  forth  under  the  caption   "Consent   Procedures;
Transactions Authorized By Consents - Solicitation of Consents" in the Consent Solicitation Statement is incorporated herein by reference.

(b)  The   information  set  forth  under  the  caption   "Consent   Procedures;
Transactions Authorized By Consents - Solicitation of Consents" in the Consent Solicitation Statement is incorporated herein by reference.

Item 16. Additional Information.

The information contained in the Consent Solicitation Statement is incorporated herein by reference in its entirety.

Item 17. Materials to be Filed as Exhibits.

(a)  Promissory Note of N' Tandem in favor of Chateau Communities, Inc.

(b)(1) Appraisals of Whitcomb Real Estate, Inc.

(b)(2) Appraisals of Landmark Valuation, Inc.

(b)(3) Appraisals of Appraisal Technology, Inc.


(d) Consent Solicitation Statement and related proxy materials, as filed with the Commission on May 7, 1999.


                                   Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

-----------------------

                                    WINDSOR PARK PROPERTIES 4,
                                    California Limited Partnership


                                    By:   The Windsor Corporation,
                                            general partner




                                          By:   /s/ Steven G. Waite
                                             ----------------------------
                                                Steven G. Waite
                                                President


                                    Date:  May 7, 1999

                                    Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                N' TANDEM TRUST


                                                By:  /s/ Gary P. McDaniel
                                                     ----------------------
                                                     Gary P. McDaniel
                                                     Trustee


                                                Date:  May 7, 1999

                                    Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                CHATEAU COMMUNITIES, INC.


                                                By:  /s/ Gary P. McDaniel
                                                     _________________________
                                                     Gary P. McDaniel
                                                     Chief Executive Officer


                                                Date:  May 7, 1999

                                INDEX TO EXHIBITS


EXHIBIT NO.    DESCRIPTION                                      PAGE
-----------    -----------                                      ----
(a)            Promissory  Note of N'  Tandem  in  favor  of
               Chateau Communities, Inc.
(b)(1)         Appraisals of Whitcomb Real Estate, Inc.
(b)(2)         Appraisals of Landmark Valuation, Inc.
(b)(3)         Appraisals of Appraisal Technology, Inc.
(d)            Consent  Solicitation  Statement
               and related proxy materials, as filed with the Commission on May 7, 1999.


--------